February 25, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Mr. Asen Parachkevov
Re:    Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)
Dear Mr. Parachkevov:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) Staff on Post-Effective Amendment No. 187 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on November 24, 2015 relating to the registration of a new series of the Registrant, Guggenheim Market Neutral Real Estate Fund (the “Fund”). The SEC Staff’s comments were conveyed via a telephone conversation between you and Corey F. Rose and James V. Catano of Dechert LLP on January 11, 2016. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:
Comments Relating to the Prospectus
Comments Relating to Fees and Expenses

1.
Comment:    With respect to the footnote to the Fund’s fee and expense table regarding the contractual expense limitation and fee waiver arrangement, please further clarify the disclosure regarding the operation of the Investment Manager’s ability to recoup previously waived fees and reimbursed expenses.

Response:     The Registrant believes that the existing disclosure accurately reflects the terms of its contractual expense limitation and fee waiver arrangement. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

2.
Comment:    With respect to the contractual arrangement pursuant to which the amount of the Fund’s management fee is waived to the extent necessary to offset the proportionate share of any management fee paid by the Fund for any investment in an underlying fund for which the Investment Manager or any of its affiliates also serves as investment manager, please confirm that the Investment Manager may not recoup any fees previously waived.

Response:     The Registrant confirms that the Investment Manager may not recoup these fees if previously waived. The Registrant notes that it has implemented clarifying disclosure responsive to this comment in the section of the prospectus entitled “Investment Manager.”

3.
Comment:    The principal investment strategies provide that the Fund may invest in exchange-traded funds (“ETFs”). Please confirm supplementally that the Fund’s investments are not anticipated to trigger the need for an acquired fund fees and expenses (“AFFE”) line item in the Fund’s fee and expense table.

Response:     The Registrant confirms that the Fund’s AFFE is not anticipated to exceed 0.01% of the average net assets of the Fund and, thus, does not need to be reflected as a separate line item in the Fund’s fee and expense table pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.
Comments Relating to the Principal Investment Strategies

4.	Comment: Please explain how the Fund will count the value of derivatives and short sales toward its 80% policy required by Rule 35d-1 under the 1940 Act.
Response:     For purposes of the Fund’s 80% policy, derivatives usually will be based on their notional value and the Fund will count the absolute value of securities sold short. This practice, which has been previously discussed with the Staff in prior exchanges, is disclosed in the Prospectus.

5.	Comment: Please consider disclosing a more definitive list of securities or instruments that the Fund considers to be “equity-like securities” for purposes of the Fund’s 80% policy.
Response:     The Registrant believes that the Fund’s current disclosure is appropriately informative to investors and reflective of the Fund’s principal investment strategies and policies. The Registrant respectfully declines to set forth a more detailed list of investments that the Registrant considers to be representative of equity-like securities in which the Fund may invest for purposes of its 80% policy. The Registrant’s rationale is set forth in a prior exchange with the Staff in which the Registrant responded to a similar comment.

6.
Comment:    Please confirm supplementally that the Registrant believes that the existing principal investment strategy and principal risk disclosure regarding derivatives are not too generic or standardized. In addition, please confirm supplementally that the Registrant believes that the disclosure adequately describes the actual derivatives in which the Fund anticipates investing principally, the principal purposes for which the Fund may invest in derivatives, and the principal risks associated with these derivatives and techniques. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010.

Response:    The Registrant has made certain clarifying changes to the Fund’s disclosure relating to derivatives, and believes that the disclosure adequately reflects the Fund’s anticipated use of derivatives.

7.
Comment:    Please consider tying the definition of “issuers primarily engaged in the real estate industry” to a specific percentage of an issuer’s revenue and disclosing such percentage in the Fund’s principal investment strategies.

Response:     The Registrant has implemented the requested change.

8.	Comment: Please consider moving the placement of exchange-traded notes in the Fund’s the principal investment strategies to distinguish these investments from equity securities.
Response:     The Registrant has implemented the requested change.

9.	Comment: Please consider clarifying the “market neutral” characterization of the Fund’s strategy.
Response:     The Registrant has implemented the requested change.

10.	Comment: Please explain supplementally the rationale for disclosing that the Fund’s net market exposure will “normally approximate zero.”

Response:     The Investment Manager’s net market exposure target for the Fund currently is 0%. However, the typical net exposure range may be net positive or net negative from time to time. The Fund may experience this exposure as a result of a variety of factors, including challenges associated with maintaining an identical amount of long and short exposure or temporary portfolio management reasons (e.g., defensive positions).

11.
Comment:    If the Fund may invest principally in over-the-counter traded investments, please confirm that the Fund appropriately discloses these investments in its principal investment strategies and risk disclosure.

Response:    The Registrant confirms that such investments may be principal investments of the Fund. The Registrant has reviewed the Fund’s principal investment strategies and risk disclosures and has implemented changes to address the Staff’s comment.

12.
Comment:    Please confirm whether the Fund’s asset-backed securities investments are anticipated to include collateralized loan obligations and collateralized debt obligations as principal investments. If so, please revise the existing principal investment strategy and principal risk disclosure as appropriate.

Response:    The Registrant confirms that the Fund may at times have indirect exposure to collateralized loan obligations and collateralized debt obligations at levels that may be considered principal investments. Accordingly, the Registrant has implemented changes to the Fund’s principal risk disclosure to address the Staff’s comment.
Comments Relating to the Principal Risks

13.	Comment: With respect to the summary principal risk entitled “Investment in Investment Vehicles Risk,” please consider adding detail specific to investments exchange-traded funds.
Response:    Although the Registrant believes that its principal risks appropriately reflect the risks associated with investments in investment vehicles, including in exchange-traded funds, the Registrant has made further enhancements to its existing summary principal risk disclosure to more specifically address the risks associated with investments in exchange-traded funds. The Registrant notes that the corresponding risk disclosure in the section of the Prospectus entitled “Descriptions of Principal Risks” includes additional disclosure regarding the risks associated with these investments.

14.	Comment: Please consider including “Counterparty Credit Risk” as a principal risk.
Response:    The Registrant has implemented the requested change.
Comment Relating to the Additional Information Regarding Investment Objectives and Strategies

15.	Comment: Please consider disclosing how the Fund defines “emerging markets” for purposes of its principal investment strategies.
Response:     The Registrant has added disclosure in its Statement of Additional Information clarifying the definition of “emerging markets” for purposes of the Fund’s principal investment strategies.
Comment Relating to the Descriptions of Principal Risks

16.	Comment: Please confirm whether “Hybrid Securities” are a principal investment of the Fund and revise disclosure as may be necessary.

Response:    The Registrant confirms that hybrid securities are not a principal investment of the Fund and has removed references to hybrid securities risk from the “Derivatives Risk” disclosure in the section of the Prospectus entitled “Descriptions of Principal Risks.”
Comments Relating to Performance Information on the Investment Manager’s Other Similar Accounts

17.
Comment:    If you include composite performance, please explain supplementally the basis for disclosing the historical performance of a composite of accounts managed by the Investment Manager, which have substantially similar investment objectives, policies and strategies as the Fund, including a distinct sleeve of an account. The Staff believes this disclosure is not permissible.

Response:     This disclosure has been removed from the Prospectus.

18.
Comment:    If applicable, please explain supplementally the basis for calculating the performance of the composite by reducing gross returns by the highest advisory fee currently charged by the Investment Manager or its affiliates to manage the investment strategy and brokerage expenses.

Response:     The Registrant respectfully directs the Staff to the preceding comment and response.
Comments Relating to the Statement of Additional Information

19.
Comment:    Please consider further aligning the disclosure regarding the Fund’s fundamental policy with respect to concentration with the language of Section 8(b)(1) of the 1940 Act and related Staff guidance.

Response:    Although the Registrant notes that the Fund’s principal investment strategies state that the Fund will concentrate its investments in the real estate industry (i.e., invest more than 25% of its total assets in securities of issuers considered to be primarily engaged in the real estate industry), the Registrant has enhanced the explanatory note following the fundamental policies in response to the SEC Staff’s comment.

20.
Comment:    Please confirm supplementally the Fund’s policy with respect to determining compliance with its fundamental investment restriction regarding concentration in the context of investments in other affiliated investment companies.

Response:     The Registrant discloses that it does not treat investment companies as a particular industry for purposes of concentration. The Registrant is not aware of any requirement to “look through” underlying investment companies for purposes of the concentration policy. The Registrant believes this approach is reasonable and consistent with old Guide 19 to Form N-1A.
Representations
Comment:     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC Staff to be certain that they have provided all information investors require for an informed decision. Because the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:	The Registrant makes the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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